DSM Press Release

DSM, Corporate Communications,
P.O. Box 650 [redacted]
Telephone (3
Internet: www
E-mail : medi

DSM

43E 07025995

26 July 2007

DSM reports good second quarter and raises 2007 outlook

- *Organic growth of 5% in Q2 2007 due to higher volumes (2%) and prices (3%).*
- *Operating profit from continuing operations 3% lower than in Q2 2006, substantially impacted by currency exchange rates.*
- *Earnings per share before exceptional items increased by 8%.*
- *Conclusions of Vision 2010 mid-term evaluation to be presented at the September Analysts' Conference.*
- *Outlook: full-year 2007 operating profit now expected to be EUR 790 million +/-3% (versus EUR 760 million +/- 5% indicated in Q1 report).*

Feike Sijbesma, Chairman of the DSM Managing Board, gave the following comment on the results: *'This has been a good second quarter for DSM, benefiting from higher volumes and increased prices. Looking ahead to the remainder of the year, our expectations are that these trading conditions will continue, enabling us to raise our full-year guidance for 2007 today.'*

second quarter			*in EUR million*	first half		
2007	2006	+/-		2007	2006	+/-
			Continuing operations:			
2,198	**2,126**	*3%*	Net sales	**4,344**	**4,187**	*4%*
331	342	-3%	Operating profit plus depreciation & amortization (EBITDA)	626	656	-5%
227	**234**	*-3%*	Operating profit (EBIT)	**419**	**440**	-5%
65	87	-25%	- Nutrition	126	169	-25%
30	14	*114%*	- Pharma	40	29	*38%*
84	88	-5%	- Performance Materials	168	172	-2%
66	53	25%	- Industrial Chemicals	116	93	25%
-18	-8		- Other activities	-31	-23	
			Total DSM:			
2,198	**2,132**	*3%*	Net sales	**4,344**	**4,200**	*3%*
227	**234**	*-3%*	Operating profit (EBIT)	**419**	**439**	**-5%**
158	**152**	*4%*	Net profit before exceptional items	**286**	**292**	**-2%**
-111	5		Net result from exceptional items	-111	26	
47	**157**	***-70%***	Net profit	**175**	**318**	***-45%***
			Net earnings per share in EUR:			
0.85	0.79		- before exceptional items	1.52	1.50	
0.24	0.81		- including exceptional items	0.92	1.64	

In this report:
- 'operating profit' (plus depreciation and amortization) is understood to be operating profit (plus depreciation and amortization) before exceptional items.
- 'net profit' is the net profit attributable to equity holders of Royal DSM N.V.

dw 8/6

Net sales

in EUR million	**second quarter**						
	2007	**2006**	difference	volumes	prices	exch. rates	other
Nutrition	630	612	3%	8%	-2%	-3%	0%
Pharma	250	233	7%	1%	9%	-2%	-1%
Performance Materials	738	698	6%	3%	4%	-1%	0%
Industrial Chemicals	484	480	1%	-3%	8%	-4%	0%
Other activities	96	103					
Total, continuing operations	2,198	2,126	3%	2%	3%	-2%	0%

Net sales from continuing operations in Q2 2007 were up 3% from Q2 2006 due to organic volume growth and higher selling prices. The effect of exchange-rate developments on DSM's net sales was 2% negative. The US dollar was on average 7% lower against the euro and the Japanese yen 13%. Sales volumes in Performance Materials and Industrial Chemicals were negatively affected by an unplanned outage of the European caprolactam plant.

Operating profit

Q2 operating profit from continuing operations amounted to EUR 227 million, 3% less than in Q2 2006. The change in operating profit was the result of a number of developments, which in total almost offset one another.

On the one hand there were the unfavorable general issues mentioned earlier this year: the development of currency exchange rates had an adverse effect of EUR 20 million (after hedging); fixed costs increased, mainly because of the intensified innovation effort; and the phasing-out of contracts related to the Roche Vitamins acquisition had an effect of almost EUR 10 million. In addition to this there was an unplanned outage of the European caprolactam plant, which caused production and sales losses not only at DSM Fibre Intermediates, but also in DSM Engineering Plastics' nylon business. In total this had an effect of some EUR 10 million.

On the other hand these unfavorable developments were almost compensated for by strong underlying trading conditions. Nutrition showed a strong increase in volumes and market share, while price pressure eased somewhat. In Pharma, DSM Anti-Infectives profited from a sudden and strong increase in prices of penicillin and penicillin-related products. Performance Materials was able to increase volumes and prices. In Industrial Chemicals the selling price increase was clearly higher than the increase in feedstock and energy prices.

Business review

Nutrition

second quarter 2007	second quarter 2006	in EUR million	first half 2007	first half 2006
630	612	Net sales	1,243	1,225
100	124	Operating profit plus depreciation and amortization	196	243
65	87	Operating profit	126	169

Sales in this cluster increased by 3%. This was the balance of higher sales volumes, lower selling prices and negative exchange-rate effects (mainly US dollar). Compared to Q2 2006, DSM Nutritional Products achieved solid volume growth at slightly lower prices, with Animal Nutrition & Health performing slightly better than Human Nutrition & Health. DSM Nutritional Products' operating profit decreased, mainly because of the strongly negative impact of the US dollar and higher innovation costs. The price pressure in the more mature parts of the portfolio eased somewhat. DSM Food Specialties' sales and operating profit decreased due to lower sales volumes (phasing out of phytase tolling) and higher innovation costs. DSM Special Products (benzoic acid and benzaldehyde) showed a small loss, as in Q2 2006.

In June DSM announced a comprehensive profit improvement program for DSM Nutritional Products which, through a mix of cost savings and higher revenues, is expected to deliver at least EUR 100 million per annum of improved profitability by 2010.

Pharma

second quarter 2007	second quarter 2006	in EUR million	first half 2007	first half 2006
250	233	Net sales	467	470
50	34	Operating profit plus depreciation and amortization	80	70
30	14	Operating profit	40	29

Sales were up 7% due to higher selling prices (mainly at DSM Anti-Infectives) and despite the weaker US dollar.

DSM Pharmaceutical Products' operating profit was slightly higher than in Q2 2006, owing to higher margins and a good production level, which was partly due to overflow from Q1. The operating result of DSM Anti-Infectives was positive and much higher than in Q2 2006. The main driver for the better performance of DSM Anti-Infectives was the increase in prices for penicillin and related products. This increase was due to shortages on the market caused by temporary curtailments of domestic production in China. In the light of these shortages DSM Anti-Infectives was able to significantly raise its prices for penicillin derivatives as well.

In mid-June DSM published the outcome of the strategic review of its Anti-Infectives business. DSM has studied all options and has concluded that the greatest value will be generated through a partnering strategy (possibly with – partial – divestments) for the business combined with innovation initiatives and further restructuring measures to improve profitability. As a result, DSM Anti-Infectives aims to report a sustainable profit as from 2008.

One of the implications of the strategic review is the impairment (as an exceptional item) of the cash-generating unit DSM Anti-Infectives to net realizable value as at June 30.

Performance Materials

second quarter		*in EUR million*	**first half**	
2007	2006		2007	2006
738	698	Net sales	1,458	1,378
108	113	Operating profit plus depreciation and amortization	215	221
84	88	Operating profit	168	172

Sales were up almost 6% due to higher sales volumes and selling prices and despite the lower exchange rate for the US dollar and the caprolactam plant outage.

The operating profit for the cluster decreased slightly, mainly due to the production outage of DSM Fibre Intermediates' European caprolactam plant, which had an adverse effect on DSM Engineering Plastics' nylon business. DSM Engineering Plastics' operating profit also suffered from lower margins and from the weaker US dollar and Japanese yen. DSM Dyneema showed the same operating profit as in Q2 2006, with volume growth being offset by a less favorable product mix and increased fixed costs. The operating profit of DSM Resins was slightly lower, as higher margins could not completely compensate for increased costs for innovation and expansion. DSM Elastomers' operating profit was higher than in Q2 2006 because of higher sales volumes.

Industrial Chemicals

second quarter		*in EUR million*	**first half**	
2007	2006		2007	2006
484	480	Net sales	964	907
82	70	Operating profit plus depreciation and amortization	148	127
66	53	Operating profit	116	93

Sales in this cluster were up 1% from Q2 2006 due to clearly increased selling prices and despite lower sales volumes (caused in part by the production outage) and a weaker US dollar.

All business groups in this cluster except DSM Energy posted a higher operating profit. Selling prices increased more than raw-material costs. The operating profits recorded by DSM Fibre Intermediates and DSM Agro were higher due to higher margins. The results of DSM Melamine improved strongly due to higher sales volumes and margins. DSM Energy showed a slightly lower profit, reflecting the natural decline of the business.

Other activities

second quarter		*in EUR million*	**first half**	
2007	2006		2007	2006
96	103	Net sales	212	207
-9	1	Operating profit plus depreciation and amortization	-13	-5
-18	-8	Operating profit	-31	-23

The operating result for Other activities was substantially lower than in Q2 2006. Innovation expenditure and costs relating to share-based payments were considerably higher, the latter being due to the increase in the DSM share price. On the other hand, DSM's captive insurance company posted a higher result due to lower damage amounts.

Exceptional items

As already indicated, in order to align the book value of the cash-generating unit DSM Anti-Infectives with the net realizable value, DSM has recognized an impairment charge of EUR 150 million before tax (EUR 110 million after tax).

Net profit

Net profit decreased compared to the second quarter of 2006, from EUR 157 million to EUR 47 million, strongly influenced by the exceptional item for DSM Anti-Infectives.

Net finance costs in Q2 2007 amounted to EUR 15 million. This represents a decrease of EUR 8 million compared to Q2 2006, which was due to interest results on derivatives, higher capitalized interest during construction and interest income on a tax refund.

The *effective tax rate* in Q2 2007 was 25%. This is 2% below Q2 2006, due mainly to the lower tax rate in the Netherlands.

Net profit before exceptional items was EUR 158 million, up EUR 6 million (4%) from the second quarter of 2006.

Net earnings before exceptional items per share increased by 8%, 4% arising from the higher net profit and 4% from the lower number of shares outstanding as a result of the share buy-back program.

Cash flow, capital expenditure and financing
Cash flow from operating activities in the first half of the year increased substantially to EUR 292 million. This was mainly due to a lower seasonal increase in working capital. At EUR 99 million, capital expenditure (excluding acquisitions) in Q2 was slightly below the level of depreciation (EUR 104 million), but above the Q2 2006 level (EUR 87 million).

Compared to year-end 2006, the operating working capital increased by EUR 150 million in the first half of 2007 (of which EUR 68 million in the second quarter). This was due to the increase in sales and the usual seasonal pattern.

Net debt increased by EUR 221 million in Q2 2007 and stood at EUR 1,089 million. Gearing increased to 16%. The increase was due mainly to the payment of the final dividend for 2006 and the repurchase of ordinary shares.

Share buy-back program
After the publication of the Q1 2007 results DSM resumed the execution of the share buy-back program of EUR 750 million that the company initiated in September 2006. The total number of shares repurchased under the second phase of this program up till 24 July amounted to 8,569,879 shares for a total consideration of EUR 313.6 million.

Interim dividend
It has been decided to pay out an interim dividend of EUR 0.33 per ordinary share for the year 2007 (2006: EUR 0.33). This represents one third of the dividend paid out for 2006. The interim dividend is no indication of the total dividend for 2007. The interim dividend for 2007 will be paid out in cash on 22 August 2007.

Workforce
The workforce increased by 209 in Q2 2007 to 22,723.

Progress update on DSM strategy *Vision 2010*
DSM's strategy program *Vision 2010 – Building on Strengths* focuses on accelerating the profitable and innovative growth of the company's specialties portfolio. The overall objective is strong value creation, to be accomplished via *three main levers.*

1. *Market-driven growth and innovation*

In Q2 DSM's innovation initiatives resulted in the introduction of new products, new applications of existing products, and significant expansion in recently introduced products. Examples of products launched by DSM in Q2 are given in the appendix.

Recently DSM has acquired Pentapharm, a company that holds a global leading position in the development and production of active ingredients and system solutions for the cosmetics industry, thereby increasing DSM's innovation potential in Personal Care.

2. *Increased presence in emerging markets*
In Q2 sales in China grew by USD 41 million (21%) to USD 234 million. In June DSM announced the opening of Wuxi NutriRice® Co. Ltd., a production facility in China operated in a joint venture between Bühler and DSM. This facility – the first commercial scale production of its kind in the world – produces NutriRice®, nutritionally enriched rice kernels to be mixed with natural rice. Last month the Chinese Premier visited the DSM Citric Acid manufacturing site, also located in Wuxi, in recognition of its outstanding safety, health and environment (SHE) performance and recognized DSM as a 'Good Citizen'.

3. *Operational Excellence*
As indicated above, in June DSM announced the outcome of the strategic review of its Anti-Infectives business. In Q2 DSM also announced a comprehensive profit improvement program for DSM Nutritional Products.

Vision 2010 – evaluation
The Managing Board in its new composition is evaluating the strategy program *Vision 2010 – Building on Strengths* and will present its conclusions at the annual conference for financial analysts on September 27 and 28. The strategic program *Vision 2010 – Building on Strengths* and its objectives and targets were set out at the time of the program's launch in September 2005. The mid-term evaluation was originally planned for 2008.

Outlook
Trading conditions in the majority of DSM's business portfolio have improved further and are favorable. Based on this, DSM is able to raise its guidance as published in the Q1 report (EUR 760 million with an uncertainty of plus or minus 5%) for the 2007 operating profit (before exceptional items). Barring unforeseeable developments and based on current trading conditions and exchange rates, DSM now expects the operating profit (before exceptional items) for the year 2007 to be EUR 790 million with an uncertainty of plus or minus 3%.

Heerlen, 26 July 2007

The Managing Board of Directors

DSM

Important dates

Ex-dividend date (interim dividend 2007):	27 July 2007
Record date (interim dividend 2007):	31 July 2007
Interim dividend 2007 made payable:	22 August 2007
Annual Analysts' Conference:	27-28 September 2007
Publication of third-quarter report:	25 October 2007
Annual Report 2007:	13 February 2008
Annual General Meeting:	26 March 2008

For more information

DSM, Corporate Communications
tel.: +31 (45) 5782421
e-mail: media.relations@dsm.com

Investors

DSM, Investor Relations
tel.: +31 (45) 5782864
e-mail: investor.relations@dsm.com

internet: www.dsm.com

Forward-looking statements

This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.

Condensed consolidated statement of income

second quarter 2007			*in EUR million*	second quarter 2006		
before exceptional items	exceptional items	total		before exceptional items	exceptional items	total
2,198	-	2,198	net sales	2,132	-	2,132
331	-1	330	operating profit plus depreciation and amortization (EBITDA)	342	17	359
227	-151	76	operating profit (EBIT)	234	17	251
0	-	0	operating profit from discontinued operations	0	-	0
227	-151	76	operating profit from continuing operations	234	17	251
-15	-	-15	net finance costs	-23	-	-23
0	-	0	share of the profit of associates	1	-8	-7
212	-151	61	profit before income tax expense	212	9	221
-52	40	-12	income tax expense	-58	-4	-62
160	-111	49	net profit from continuing operations	154	5	159
-	-	-	net profit from discontinued / discontinuing operations	0	-	0
160	-111	49	profit for the period	154	5	159
-2	-	-2	minority interests	-2	-	-2
158	-111	47	net profit	152	5	157
158	-111	47	net profit	152	5	157
-2	-	-2	dividend on cumulative preference shares	-2	-	-2
156	-111	45	net profit used for calculating earnings per share	150	5	155
104	150	254	depreciation and amortization	108	-	108
260	39	299	cash flow	258	5	263
		99	capital expenditure			87
		-	acquisitions			8
			per ordinary share in EUR*:			
0.85		0.24	- net earnings	0.79		0.81
1.41		1.62	- cash flow	1.36		1.38
		183.9	average number of ordinary shares (x million)			190.3
		179.9	number of ordinary shares, end of period (x million)			190.4
		22,723	workforce at end of period			**22,156
		7,161	of which in the Netherlands			**7,061

* After deduction of dividend on cumulative preference shares.
** Year-end 2006.

This quarterly report has not been audited.

Condensed consolidated statement of income for the first half

first half 2007			in EUR million	first half 2006		
before exceptional items	exceptional items	total		before exceptional items	exceptional items	total
4,344	-	4,344	net sales	4,200	-	4,200
626	-1	625	operating profit plus depreciation and amortization (EBITDA)	656	37	693
419	-151	268	operating profit (EBIT)	439	35	474
0	-	0	operating profit from discontinued operations	1	-	1
419	-151	268	operating profit from continuing operations	440	35	475
-32	-	-32	net finance costs	-42	-	-42
-1	-	-1	share of the profit of associates	1	-8	-7
386	-151	235	profit before income tax expense	399	27	426
-96	40	-56	income tax expense	-104	-1	-105
290	-111	179	net profit from continuing operations	295	26	321
-	-	-	net profit from discontinued / discontinuing operations	0	-	0
290	-111	179	profit for the period	295	26	321
-4	-	-4	minority interests	-3	-	-3
286	-111	175	net profit	292	26	318
286	-111	175	net profit	292	26	318
-5	-	-5	dividend on cumulative preference shares	-5	-	-5
281	-111	170	net profit used for calculating earnings per share	287	26	313
207	150	357	depreciation and amortization	216	2	218
488	39	527	cash flow	503	28	531
		179	capital expenditure			160
		26	acquisitions			8
			per ordinary share in EUR*:			
1.52		0.92	- net earnings	1.50		1.64
2.64		2.85	- cash flow	2.64		2.78
		184.6	average number of ordinary shares (x million)			190.7
		179.9	number of ordinary shares, end of period (x million)			190.4
		22,723	workforce at end of period			**22,156
		7,161	of which in the Netherlands			**7,061

* After deduction of dividend on cumulative preference shares.

** Year-end 2006.

This quarterly report has not been audited.

Consolidated balance sheet

in EUR million	**30 June 2007**		**31 December 2006**	
intangible assets	1,012		1,008	
property, plant and equipment	3,462		3,655	
deferred tax assets	457		496	
pre-paid pension costs	1,016		918	
associates	21		26	
other financial assets	96		100	
non-current assets		6,064		6,203
inventories	1,566		1,515	
trade receivables	1,445		1,377	
other receivables	272		362	
financial derivatives	112		79	
current investments	3		3	
cash and cash equivalents	340		552	
current assets		3,738		3,888
total assets		9,802		10,091

in EUR million	**30 June 2007**		**31 December 2006**	
shareholders' equity	5,524		5,784	
minority interests	77		71	
equity		5,601		5,855
deferred tax liabilities	375		383	
employee benefit liabilities	287		304	
provisions	149		188	
borrowings	890		907	
other non-current liabilities	38		44	
non-current liabilities		1,739		1,826
employee benefit liabilities	16		21	
provisions	85		127	
borrowings	611		607	
financial derivatives	43		41	
trade liabilities	1,060		1,091	
other current liabilities	647		523	
current liabilities		2,462		2,410
total equity and liabilities		9,802		10,091

	30 June 2007	31 December 2006
capital employed	6,050	6,303
equity / total assets	57%	58%
net debt	1,089	921
net debt / equity plus net debt	16%	14%
operating working capital (OWC)	1,951	1,801
OWC / 4 x quarterly net sales	22.2%	21.8%

This quarterly report has not been audited.

Condensed consolidated statement of cash flows

in EUR million	first half 2007		first half 2006	
Cash and cash equivalents at beginning of period		552		902
Operating activities:				
- net profit plus depreciation and amortization	532		536	
- change in working capital	-213		-316	
- other changes	-27		-61	
cash flow from operating activities		292		159
Investing activities:				
- capital expenditure	-163		-162	
- acquisitions	-26		-8	
- sale of subsidiaries	-		74	
- divestments	17		24	
- other changes	-		6	
net cash from investing activities		-172		-66
dividend		-131		-146
net cash from financing activities		-202		41
effects of changes in consolidation and exchange differences		1		-12
Cash and cash equivalents at end of period		340		878

Condensed statement of changes in shareholders' equity

in EUR million	first half 2007	first half 2006
Balance at beginning of period	5,784	5,501
Changes:		
- net profit	175	318
- exchange differences, net of income tax expense	-34	-68
- dividend	-199	-216
- repurchase of ordinary shares	-250	-76
- proceeds from reissue of ordinary shares	36	32
- other changes	12	57
Balance at end of period	5,524	5,548

This quarterly report has not been audited.

Appendix

Examples of DSM's innovation initiatives in Q2 2007:

Nutrition

- The launch of Radiance CR, a unique actives complex to beautify the skin.
- The introduction of Niacinamide PC, a new exclusive grade of niacinamide with skin-lightening, anti-wrinkle, anti-acne and skin-barrier-strengthening properties.
- The launch of Delvotest® Accelerator, a fully automated reliable testing system that reduces the time and costs associated with testing milk for antibiotic residues on a large scale at milk control stations and dairies.
- The introduction of Bakezyme WholeGain, a unique cellulose preparation that combats the issues of reduced volume and unappealing crumb which often occur when producing high-fiber bread.
- A GRAS (Generally Recognized As Safe) notification by the FDA for PreventAse™, the first enzyme that is able to reduce the toxic substance acrylamide in baked foods by as much as 90%.
- The launch of Sensarite™, a revolutionary range of taste potentiators created for use in bakery and dairy applications.
- The introduction of Bakezyme X-pan, a baking enzyme that offers enhanced dough development, whiteness of crumb and increased volume, guaranteeing an effective way of baking white bread.
- The launch of Rapidase Maxifruit, an enzyme that ensures targeted grape component release which allows the production of supple and fruity wines and boasts a more stable and intense cherry red color after alcoholic fermentation.
- The launch of Parsol Guard, an efficient shield to protect color and light-sensitive ingredients in personal care products.

Pharma

- A licensing agreement with Sartorius Biotech GmbH for PER.C6, the technology platform for biopharmaceutical products.

Performance Materials

- Beneteau, the world's leading builder of sailing yachts, and DSM Dyneema are cooperating to improve sailboat performance through the use of next-generation running rigging made with Dyneema®.
- Cooperation between DSM Dyneema and the Allseas Group, an offshore pipe-laying company, to improve the safety and speed of underwater pipe-laying using stinger adjustment rope made with Dyneema®.
- Machinefabriek Amersfoort, a worldwide specialist in machining, has chosen a one-size lifting sling made with Dyneema® to replace a range of polyester slings.
- DSM Dyneema and Shimano are collaborating on high-tech fishing lines.
- The launch of Arnitel VT for the manufacture of breathable films. Arnitel Vapor Transmission films are ideally suited for roofing applications, textile applications and plasters, as well as for medical gowns and drapes.
- The introduction of Atlac E-Coat, a sprayable high-performance barrier against osmosis for the marine industry.

- The launch of UVention™, highly specialized UV-curable custom coatings that can be optimized for just about any substrate.
- The launch of HiTone polyesters for powder coating systems with improved aesthetics.
- The launch of Halwedrol PU480, an environmentally friendly, waterborne polyurethane dispersion with improved exterior durability for decorative coatings.
- The launch of Uradil AZ770, an environmentally friendly, waterborne alkyd emulsion, with improved storage stability, good application properties and high gloss for decorative coatings.

END